                                                                    EXHIBIT 19.1

               RESULTS IN ACCORDANCE WITH CONSOLIDATED INDIAN GAAP WIPRO'S PAT FOR QUARTER ENDED JUNE 2001 GROWS BY 97% YEAR ON YEAR

BANGALORE, JULY 20, 2001 --Wipro Limited today announced its audited results approved by the Board of Directors for the quarter ended June 2001. Wipro, for the first time, announced results on a consolidated basis under Indian GAAP Accounting Standard -- 21, which has become effective April 2001.

HIGHLIGHTS:

- PROFIT AFTER TAX GREW BY 97% TO RS. 2.14 BILLION AND REVENUE FOR THE QUARTER GREW BY 28% YEAR ON YEAR TO RS. 7.98 BILLION

-   PROFIT BEFORE INTEREST AND TAX OF WIPRO TECHNOLOGIES GREW BY 70% YEAR ON
    YEAR

- SEQUENTIAL GROWTH IN WIPRO TECHNOLOGIES' OFFSHORE REALIZATION BY 3.4%AND ON-SITE REALIZATION BY 2.6%

Wipro Technologies, the Global IT Services business, accounted for 65% of the Revenue and 93% of the Profit before Interest and Tax. Wipro Technologies grew its Revenue by 46% for the quarter to Rs. 5.21 billion and Profit before Interest and Tax by 70% to Rs. 1.9 billion. Operating Margin to Revenue increased by 5% to 36% for the quarter ended June 2001 from 31% for the quarter ended June 2000. Operating Margin to Revenue was 35% for quarter ended March 31, 2001. The increase was primarily due to increase in Offshore realization by 15% and Onsite realization by 16% year on year.

In the quarter, Wipro's R&D Services contributed 52% of the Global IT services Revenue, Enterprise Solutions contributed 42% and the remaining 6%, was contributed by Technology Infrastructure Services. We continued to derisk our Revenue profile with stronger growth in Europe. The proportion of Revenues from Europe increased year on year from 27% to 33% for the quarter ended June 2001. Consequently, the proportion of Revenue from America decreased to 60% from 65% in the corresponding quarter of the previous year. The proportion of Revenue from Japan was at 6%.

Wipro Infotech, the Indian and Asia Pac IT Services and Products business accounted for 20% of the Revenue and 4% of the Profit before Interest and Tax. Wipro Infotech grew its Profit before Interest and Tax by 26% to Rs. 80 million. Wipro Infotech's Revenue, excluding Peripherals business, which was spun off in September 2000 as a separate entity, grew by 23% year on year. Operating Margin expanded from 3.8% for the quarter ended June 2000 to 5.0% for the three-month period ended June 2001, driven by growth in Services and Solutions business by 24% year on year. In its first quarter of operations in Asia Pac and the Middle East, the business won two marquee customers and generated good interest among prospect base.

Wipro Consumer Care and Lighting business recorded Revenue of Rs. 759 million with Profit before Interest and Tax of Rs. 97 million contributing 10% of total Revenue and 5% of the Profit before Interest and Taxes for the quarter. Growth in Revenue of Toilet Soaps (Santoor, Milk and Roses, Wipro Active, Wipro Shikakai and Wipro Baby Soft) was 10% over the quarter ended June 2000, being significantly higher than the industry average.

PROFIT AFTER TAX COMPUTED IN ACCORDANCE WITH US GAAP FOR THE QUARTER ENDED JUNE 2001 WAS RS.1.89 BILLION A GROWTH OF 101% OVER THE PROFITS FOR THE CORRESPONDING QUARTER ENDED JUNE 2000.

The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to accounting for deferred stock compensation expenses, equity accounting for results of investments in associate companies - Wipro GE Medical Systems Limited and Netkracker Limited and interest provision on differential treatment for sale of investment by Wipro in December, 1999.

For the quarter ended June 2001, the annualized return on Capital Employed in Wipro Technologies was 105%, Wipro Infotech was 37%, Consumer Care and Lighting was 46%. At the Company level the return was 42%.

COMMENTING ON THE RESULTS, AZIM PREMJI, CHAIRMAN OF WIPRO, SAID: "IN THE CURRENT ENVIRONMENT, WE HAD THE OPTION OF USING PRICE PLAYS FOR GETTING VOLUMES VERSUS THE TOUGHER AND LONG TERM BENEFICIAL APPROACH OF FOCUSING ON VALUE, LEVERAGING OUR TECHNOLOGY SKILL SETS AND SIX SIGMA QUALITY APPROACH TO DELIVERY. WE CHOSE TO PURSUE BIG DEALS COMPETING WITH THE BIG 5 AND LARGE SYSTEM AND TELECOM INTEGRATION PLAYERS.

I AM HAPPY TO SHARE WITH YOU, THAT YESTERDAY EVENING, WE CONCLUDED A GLOBAL SYSTEM INTEGRATION BUSINESS WITH A CONTRACT OF US$70 MILLION FROM THE TELECOM SUBSIDIARY OF LATTICE GROUP PLC, A FTSE 100 COMPANY. THE CONTRACT IS A PART OF THE LATTICE GROUP'S PREVIOUSLY ANNOUNCED INVESTMENT OF GREAT BRITAIN POUND 460 MILLION IN THE CONSTRUCTION OF NATIONAL FIBER OPTIC BACKBONE NETWORK IN THE UNITED KINGDOM. THIS PROJECT IS RECOGNITION OF THE COMPETENCY THAT WIPRO HAS BUILT IN THE TELECOM SPACE AND COMPREHENSIVE SKILL SETS COVERING SYSTEM INTEGRATION TO INFRASTRUCTURE SUPPORT. THIS PROJECT WIN POSITIONS US AS THE ONLY LEADING GLOBAL SERVICE PROVIDER WITH OFFSHORE DELIVERY CAPABILITY TO COMPETE AND WIN AGAINST THE BIG 5 IN LARGE PROJECTS. ALTHOUGH THE PROJECT WILL LARGELY GENERATE REVENUE IN THE SECOND HALF OF THE YEAR, WE STILL EXPECT REVENUE IN EXCESS OF US$ 30 MILLION FOR THIS FISCAL YEAR. THIS OPENS OUT A WHOLE NEW MARKET NOT ONLY FOR WIPRO BUT ALSO FOR THE INDIAN SOFTWARE INDUSTRY.

"LOOKING AHEAD, WE CURRENTLY BELIEVE THAT WE WILL CONTINUE TO GROW AHEAD OF THE INDUSTRY GROWTH RATES. WITH THE LATTICE GROUP PROJECT WIN, WE EXPECT OUR GROWTH TO INCREASE IN THE SECOND HALF OF THIS FISCAL YEAR."

PERFORMANCE DETAILS OF WIPRO TECHNOLOGIES FOR THE QUARTER ENDED JUNE 2001

In Wipro Technologies, which represents Wipro's Global IT Services business, average price realizations for Offshore projects increased by 15% and those for Onsite by 16% year on year and 3.4% and 2.6% respectively sequentially. Our largest customer, top 5 and top 10 customers accounted for 8%, 29% and 42% respectively of our total Revenue for the quarter ended June 30, 2001, as compared to 10%, 32% and 47% respectively for the corresponding period of the previous year. 25 new accounts were added in the quarter. New customers added in the quarter contributed 2% of the Revenue for the quarter.

For the quarter, R&D Services comprised of Telecom and Inter-networking practice contributing 30% of the Revenue, Embedded Systems and Internet Access practice contributing 19%, the balance 3% was from the Telecom & Internet Service Provider practice. In the Enterprise Solutions, Retail & Utilities contributed 19% of the Revenue, Financial Services 12%, Manufacturing 7% and Enterprise Application Services 1%.

Offshore projects as a percentage of Revenue, at 50% for the quarter was at the same percentage as in quarter ended March 2001 and increased by 3% as compared to the quarter ended June 2000. Fixed Price projects were at 20% of the Revenue for the current quarter up from 14% for the quarter ended June 2000 and 16% for the quarter ended March 2001.

We had 9795 employees as of June 30, 2001. Gross addition in employees in the quarter ended June 30, 2001 was 158. Consequent to 297 separations (both voluntary and otherwise), there was a net decline in the number of people by 139 as compared to March 31, 2001.

The board of directors of Wipro Limited accepted the resignation of Dr. Nachiket Mor, Director, from the Board of Wipro Limited and commended the contribution made by him.

QUARTERLY CONFERENCE CALL

Wipro will hold conference calls today to discuss first quarter results at 11:30 AM and 7.00 PM to discuss the company's performance for the quarter and answer questions sent to email ID: Lakshminarayana.lan@wipro.com. The audio of the management discussions and the question and answer session will be available online and can be accessed in the Investor Relations section of the company website at www.wipro.com, beginning shortly after the live broadcast.

WIPRO LIMITED RESULTS COMPUTED UNDER THE US GAAP ALONG WITH INDIVIDUAL BUSINESS SEGMENT REPORTS ARE AVAILABLE IN THE INVESTOR RELATIONS SECTION AT www.wipro.com.

CONTACT FOR INVESTOR RELATION           CONTACT FOR MEDIA & PRESS
J Shankar                               Vijay K Gupta
Corporate Treasurer                     General Manager-Corporate Communications
Phone:091-80-844-0079                   091-80-844-0076
Fax:091-80-844-0051                     091-80-844-0056
Shankar.jaganathan@wipro.com            vijayk.gupta@wipro.com

FORWARD LOOKING AND CAUTIONARY STATEMENTS

Certain statements in this release concerning our future growth prospects are forward looking statements which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Wipro has made strategic investments, withdrawal of fiscal governmental incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Wipro may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Wipro does not undertake to update any forward looking statement that may be made from time to time by or on behalf of the company.

                          WIPRO LIMITED - CONSOLIDATED

  AUDITED SEGMENT WISE BUSINESS PERFORMANCE FOR THE QUARTER ENDED JUNE 30, 2001

                                                         IN RUPEES MILLION
                                      ---------------------------------------------------------
                                                  INDIAN IT      CONSUMER
                                      GLOBAL IT   SERVICES &       CARE                  WIPRO
                                      SERVICES     PRODUCTS     & LIGHTING    OTHERS    LIMITED
                                      ---------   ----------    ----------    ------    -------
REVENUE                                 5,210        1,586          759          429      7,984
% of  total revenue                        65%          20%          10%           5%       100%
GROWTH                                     46%          -5%#         -1%          79%        28%
PROFIT BEFORE INTEREST AND TAX
(PBIT)                                  1,896           80           97          (24)     2,049
% of total PBIT                            93%           4%           5%          -2%       100%
GROWTH                                     70%          26%          -7%          --         70%
OPERATING MARGIN                           36%           5%          13%                     26%
Interest (income) / expense - net                                                          (207)
PROFIT BEFORE TAX                                                                         2,256
GROWTH                                                                                       87%
INCOME TAX EXPENSE                                                                          116
PROFIT AFTER TAX                                                                          2,140
GROWTH                                                                                       97%
                                       ------       ------         ----         ----     ------
OTHER INFORMATION
Fixed assets, including Capital
work in progress  ( Net of
revaluation )                           3,798          337          470        1,289      5,894
Trade receivables                       3,737        1,594          121          446      5,898
Cash balances / Investments               883          146          127        6,685      7,841
Inter-Corporate Deposits                                                       2,031      2,031
Other assets                              805        1,191          449          894      3,339
Current liabilities                    (1,694)      (2,368)        (383)        (714)    (5,159)
CAPITAL EMPLOYED                        7,529          900          784       10,631     19,844
% of total capital employed                39            5            4           52        100
Capital expenditure                       503           62           31           54        650
Depreciation                              206           30           16           61        313
                                       ------       ------         ----         ----     ------
RETURN ON AVERAGE CAPITAL
EMPLOYED                                  105%          37%          46%                     42%
                                       ------       ------         ----         ----     ------

# Revenue growth excluding peripherals business sales for the quarter ended June 2000, which was spun off as a separate company in September 2000, to reflect comparable figures are 23%

1. In accordance with Accounting Standard 21 " Consolidated Financial Statements " issued by the Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.

2. Accounting Standard 21 requires investments in joint ventures/affiliates to be stated at cost. Proportionate share in the profits of these joint ventures are not recognized in the financial statements and only divided income is recognised. Consequently share of profits / ( losses ) in Wipro GE and Net-Kracker has not been considered in the financial statements.

3. The segment report of Wipro Limited and its consolidated subsidiaries has been prepared in accordance with the Accounting Standard 17 "Segment Reporting" issued by the Institute of Chartered Accountants of India.

4. Others include figures of Wipro Net Limited which is being amalgamated with the company with effect from April 1, 2001.

5. Figures for previous year are stated on a comparable basis and include revenues and profits of all subsidiaries which were more than 50 % owned and controlled as at June 30, 2000.

6. Inter-corporate deposits are placed with AAA rated companies with remaining maturity of less than 90 days.

7. Geography wise break-up of revenues for the three months ended June 30, 2001 is outlined below :

              GEOGRAPHY                               RS. MN
              India                                    2,692
              USA                                      3,190
              Rest of the world                        2,102
              Total                                    7,984


8. For the purpose of reporting business segment is considered as primary segment.

                                  WIPRO LIMITED
        AUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2001

                                                         IN RUPEES MILLION
                                                  --------------------------------
                                                  THREE MONTHS ENDED    YEAR ENDED
                                                        JUNE 30,        MARCH 31,
                                                  ------------------    ----------
                                                   2001        2000        2001
                                                  ------       -----      ------
Sales & services                                   7,852       6,185      30,539
Other income                                          97          36         383
TOTAL REVENUES                                     7,949       6,221      30,922
Purchase of finished goods for sale                  871         916       4,494
Consumption of raw materials                         782         789       3,735
Staff cost                                         1,288         882       4,218
Travelling and allowances                          1,790       1,383       6,032
Other expenditure                                    886         864       4,050
TOTAL EXPENSES                                     5,617       4,834      22,529
OPERATING PROFITS                                  2,332       1,387       8,393
Interest expense / ( income ) - net                 (207)         (2)       (241)
Depreciation                                         311         193         979
PROFIT BEFORE TAXATION AND
  NON-RECURRING/EXTRAORDINARY ITEMS                2,228       1,195       7,655
Provision for taxation                               151         118         992
PROFIT AFTER TAXATION BUT BEFORE
  NON-RECURRING/EXTRAORDINARY ITEMS
  (REFER NOTE 3)                                   2,077       1,077       6,663
Extraordinary/non-recurring gain /( loss )                                    16
PROFIT FOR THE YEAR / PERIOD                       2,077       1,077       6,679
                                                  ------       -----      ------
Paid-up equity share capital                         465         458         465
Reserve excluding revaluation reserves            18,461       6,910      18,295
Dividend
Equity shares                                                                116
Preference shares                                                             18

Dividend per share (in Rs.)
Equity                                                                      0.50
Preference                                                                  7.20

Earnings per share ( on Profit before
non-recurring / extraordinary items )(in Rs.)
Basic                                               8.94        4.70       28.90
Diluted                                             8.92        4.67       28.66

Notes :

1. The above financial results were approved by the Board of Directors of the Company at its meeting held on July 20, 2001. There are no qualifications in the report issued for these periods by the auditors.

2. During the quarter, the company acquired 1,791,385 shares representing 8% of the Equity capital of Wipro Net Limited ( WNL ). Consequently WNL has become a wholly owned subsidiary of the Company. The board of directors of both the Companies have decided to amalgamate WNL into Wipro Limited with effect from April 1, 2001. Accordingly the scheme of amalgamation was filed with Karantaka High Court on June 4, 2001. The scheme has been approved both by the creditors and the shareholders of the company at the meeting held on July 19, 2001. The scheme of merger is subject to approval by the High Court of Karnataka. The merger is accounted for by pooling of interests method. Financial statements of Wipro Limited include operating results of Wipro Net for the three month period ended June 30, 2001.

3. With effect from 1st September 2000, the company transferred the business of manufacturing and distribution of Computer Peripherals to Wipro e-Peripherals Limited (WeP) for a consideration of Rs. 271 Mn received by way of - 5,460,000 equity shares of Rs. 10 each in Wipro e-Peripherals Limited, 1,000,000 12.5% unsecured Non convertible debentures of Rs. 100 each in WeP and cash of Rs. 116 Mn. The transaction resulted in a gain of Rs. 16 Mn which has been shown as extraordinary item.

4. For computing basic EPS for the year, shares outstanding has been weighted for the period lapsed since issued. For computing diluted EPS, treasury stock method has been used in respect of employees stock option outstanding.



Place: Bangalore                                     By order of the board
Date: July  20, 2001


                                                          Azim H Premji
                                                  Chairman and Managing Director